UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated July 19, 2021

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Board of Directors - Membership changes

Resignation of a Director

Mr. Luis Balboa PUYAT

The board of directors (the "Board") of Integrated Media Technology Limited (the "Company") received the letter of resignation from Mr. Luis Balboa PUYAT ("Mr. Puyat"), an independent non-executive director of the Company, on July 19, 2021. Mr. Puyat resigned from the position as an independent non-executive director of the Company and ceased to be a member of the Audit Committee and chairman of the Nomination and Remuneration Committee. The resignation of Mr. Puyat shall take effect upon the delivery of his letter of resignation to the Board. Mr. Puyat's resignation was not as a result of any disagreement with the Company relating to its operations, policies or practices.

The Board hereby extends its sincere appreciation for the contribution of Mr. Puyat to the Company.

Appointment of Directors

Ms. Jing ZHUO

Effective as of July 19, 2021, the Board appointed Jing ZHUO ("Ms. Zhuo") to replace Mr. Puyat as the independent member of the Board as well as a member of the Audit Committee and chairman of the Nomination and Remuneration Committee. Ms. Zhuo meets the Nasdaq Stock Market independence requirements as well as additional independence requirements under U.S. securities laws for membership on the Audit Committee.

Ms. Zhuo was the Executive Vice General Manager of Dalian Jiujiu Technology Company Ltd. ("Dalian Jiujiu"), a company in the business of IT technology development and consultancy. Ms. Zhuo manages all the financial matters for Dalian Jiujiu including capital market initiatives. She has worked in Dailan Jiujiu since 2019. Ms. Zhuo has extensive experience in financial management in the technology industry and in the capital market. Prior to joining the Dalian Jiujiu, Ms. Zhuo has worked in senior positions, including software development, for a number of companies. In 2009, Ms. Zhuo received a Master of Science in Financial Management from Dongbei University of Finance & Economics in Dalian City, Liaoning province, China.

Mr. Xiaodong ZHANG

Effective as of July 19, 2021, the Board appointed Xiaodong ZHANG ("Mr. Zhang") as, the executive member of the Board as well as a member of Nomination and Remuneration Committee. In addition, Mr. Zhang is appointed as Chief Executive Officer - China, being responsible for overall direction and strategy for expansion and development of our business in China.

Mr. Zhang was the Executive Vice President and CFO of Boqi Xinhai Group Company Limited ("Boqi Xinhai"), a company in the business of investment and financing management, sales of automobile and agricultural technology development in China. Mr. Zhang has extensive experience in financial management in the capital market in China. Prior to joining the Boqi Xinhai, Mr. Zhang has worked in senior positions in capital operation and risk control management in China. Mr. Zhang has a Master of Science in Financial Management from Northwestern Polytechnical University in Xi'an city, Shaanxi province, China.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 19, 2021

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Executive Chairman and Chief Executive Officer